



03038038

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes_ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_ No X

The following represents an English translation of financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended September 30, 2003.

Pg. 3

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos) CONSOLIDATED

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**810,197,476**	**100**	**631,388,403**	**100**
2	**CURRENT ASSETS**	**145,616,736**	**18**	**109,139,938**	**17**
3	CASH AND SHORT-TERM INVESTMENTS	57,337,954	7	33,210,667	5
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	34,175,589	4	27,589,187	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	28,805,131	4	24,666,914	4
6	INVENTORIES	25,298,062	3	23,673,170	4
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**10,487,407**	**1**	**8,842,905**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	9,063,519	1	6,702,395	1
11	OTHER INVESTMENTS	1,423,888	0	2,140,510	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**531,299,963**	**66**	**448,243,627**	**71**
13	PROPERTY	289,849,196	36	255,583,775	40
14	MACHINERY AND INDUSTRIAL	528,275,130	65	470,921,593	75
15	OTHER EQUIPMENT	31,435,499	4	29,170,156	5
16	ACCUMULATED DEPRECIATION	439,463,639	54	409,788,363	65
17	CONSTRUCTION IN PROCESS	121,203,777	15	102,356,466	16
18	**DEFERRED ASSETS (NET)**	**7,320,158**	**1**	**6,101,349**	**1**
19	**OTHER ASSETS**	**115,473,212**	**14**	**59,060,584**	**9**
20	**TOTAL LIABILITIES**	**718,647,119**	**100**	**510,838,070**	**100**
21	**CURRENT LIABILITIES**	**107,113,542**	**15**	**78,852,943**	**15**
22	SUPPLIERS	21,502,514	3	16,064,908	3
23	BANK LOANS	38,685,008	5	27,880,503	5
24	STOCK MARKET LOANS	9,354,855	1	1,908,607	0
25	TAXES TO BE PAID	29,261,257	4	22,666,856	4
26	OTHER CURRENT LIABILITIES	8,309,908	1	10,332,069	2
27	**LONG - TERM LIABILITIES**	**322,967,558**	**45**	**226,806,684**	**44**
28	BANK LOANS	157,540,852	22	122,297,405	24
29	STOCK MARKET LOANS	165,426,706	23	104,509,279	20
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**956,711**	**0**	**4,127,142**	**1**
32	**OTHER LIABILITIES**	**287,609,308**	**40**	**201,051,301**	**39**
33	**CONSOLIDATED EQUITY**	**91,550,357**	**100**	**120,550,333**	**100**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos) CONSOLIDATED

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	**91,550,357**	**100**	**120,550,333**	**100**
36	**CONTRIBUTED EQUITY**	**10,222,463**	**11**	**10,222,463**	**8**
37	PAID-IN CAPITAL STOCK (NOMINAL)	10,222,463	11	10,222,463	8
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**81,327,894**	**89**	**110,327,870**	**92**
42	RETAINED EARNINGS AND CAPITAL RESERVE	89,461,576	98	120,849,605	100
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	0	0	0	0
45	**NET INCOME FOR THE YEAR**	**-8,133,682**	**-9**	**-10,521,735**	**-9**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**57,337,954**	**100**	**33,210,667**	**100**
46	CASH	33,210,151	58	18,504,609	56
47	SHORT-TERM INVESTMENTS	24,127,803	42	14,706,058	44
18	**DEFERRED ASSETS (NET)**	**7,320,158**	**100**	**6,101,349**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	7,320,158	100	6,101,349	100
21	**CURRENT LIABILITIES**	**107,113,542**	**100**	**78,852,943**	**100**
52	FOREIGN CURRENCY LIABILITIES	43,527,354	41	29,786,291	38
53	MEXICAN PESOS LIABILITIES	63,586,188	59	49,066,652	62
24	**STOCK MARKET LOANS**	**9,354,855**	**100**	**1,908,607**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	9,354,855	100	1,908,607	100
26	**OTHER CURRENT LIABILITIES**	**8,309,908**	**100**	**10,332,069**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	8,309,908	100	10,332,069	100
27	**LONG - TERM LIABILITIES**	**332,967,558**	**100**	**226,806,684**	**100**
59	FOREIGN CURRENCY LIABILITIES	315,717,558	98	224,307,947	99
60	MEXICAN PESOS LIABILITIES	7,250,000	2	2,498,737	1
29	**STOCK MARKET LOANS**	**165,426,706**	**100**	**104,509,279**	**100**
61	BONDS	165,426,706	100	104,509,279	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**956,711**	**100**	**4,127,142**	**100**
65	NEGATIVE GOODWILL	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	956,711	100	4,127,142	100
32	**OTHER LIABILITIES**	**287,609,308**	**100**	**201,051,301**	**100**
68	RESERVES	282,805,836	98	195,769,893	97
69	OTHERS LIABILITIES	4,803,472	2	5,281,408	3
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	0	100	0	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
72	WORKING CAPITAL	38,503,194		30,286,995	
73	PENSIONS FUND AND SENIORITY PREMIUMS	0		0	
74	EXECUTIVES (*)	0		0	
75	EMPLOYERS (*)	0		0	
76	WORKERS (*)	0		0	
77	CIRCULATION SHARES (*)	0		0	
78	REPURCHASED SHARES (*)	0		0	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01, TO SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	453,009,562	100	346,450,109	100
2	COST OF SALES	140,756,737	52	109,108,612	49
3	**GROSS INCOME**	312,252,825	48	237,341,497	35
4	**OPERATING EXPENSES**	36,410,981	33	32,519,762	
5	**OPERATING INCOME**	275,841,844	3	204,821,735	7
6	TOTAL FINANCING COST	12,066,652	30	9,781,079	28
7	**INCOME AFTER FINANCING COST**	263,775,192	0	195,040,656	0
8	OTHER FINANCIAL OPERATIONS	-3,789,013	30	-4,026,064	28
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	267,564,205	11	199,066,720	11
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	275,697,887	20	209,588,455	17
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	-8,133,682	0	-10,521,735	0
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES				
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	-8,133,682	0	-10,521,735	0
14	INCOME OF DISCONTINUOUS OPERATIONS				
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	-8,133,682	0	-10,521,735	0
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)				
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES				
18	**NET CONSOLIDATED INCOME**	-8,133,682	0	-10,521,735	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01, TO SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**453,009,562**	**100**	**346,450,109**	**100**
21	DOMESTIC	280,594,842	62	227,161,070	66
22	FOREIGN	172,414,720	38	119,289,039	34
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**12,066,652**	**100**	**9,781,079**	**100**
24	INTEREST PAID	14,174,826	117	13,303,312	136
25	EXCHANGE LOSSES	2,600,564	22	0	0
26	INTEREST EARNED	4,708,738	39	2,880,198	29
27	EXCHANGE PROFITS	0	0	642,035	7
28	GAIN DUE TO MONETARY POSITION	0	0	0	0
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**-3,789,013**	**100**	**-4,026,064**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-3,789,013	-100	-4,026,064	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**275,697,887**	**100**	**209,588,455**	**100**
32	INCOME TAX	275,697,887	100	209,588,455	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
36	TOTAL SALES	**587,996,570**		**426,689,736**	
37	NET INCOME OF THE YEAR	-28,104,060		-27,790,746	
38	NET SALES (**)	587,996,570		426,689,736	
39	OPERATION INCOME (**)	347,549,194		251,493,606	
40	NET INCOME OF MAJORITY INTEREST (**)	-28,104,060		-27,790,746	
41	NET CONSOLIDATED INCOME (**)	-28,104,060		-27,790,746	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JULY 01, TO SEPTEMBER 30, 2003 AND 2002

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**148,172,228**	**100**	**123,805,096**	**100**
2	COST OF SALES	40,865,324	28	36,855,669	30
3	**GROSS INCOME**	**107,306,904**	**72**	**86,949,427**	**70**
4	OPERATING EXPENSES	13,044,423	0	11,816,612	10
5	**OPERATING INCOME**	**94,262,481**	**64**	**75,132,815**	**61**
6	TOTAL FINANCING COST	5,800,014	4	894,729	1
7	**INCOME AFTER FINANCING COST**	**88,462,467**	**60**	**74,238,086**	**60**
8	OTHER FINANCIAL OPERATIONS	-780,789	-1	-516,693	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**89,243,256**	**60**	**74,754,779**	**60**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	93,350,499	63	78,915,165	64
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**-4,107,243**	**-3**	**-4,160,386**	**-3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**-4,107,243**	**-3**	**-4,160,386**	**-3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**-4,107,243**	**-3**	**-4,160,386**	**-3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**-4,107,243**	**-3**	**-4,160,386**	**-3**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**-4,107,243**	**-3**	**-4,160,386**	**-3**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JULY 01, TO SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**148,172,228**	**100**	**123,805,096**	**100**
21	DOMESTIC	94,327,999	64	81,556,482	66
22	FOREIGN	53,844,229	36	42,248,614	34
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**5,800,014**	**100**	**849,729**	**100**
24	INTEREST PAID	4,908,654	85	4,174,172	467
25	EXCHANGE LOSSES	2,070,619	36	0	0
26	INTEREST EARNED	1,179,259	20	1,234,351	138
27	EXCHANGE PROFITS	0	0	2,045,092	229
28	GAIN DUE TO MONETARY POSITION	0	0	0	0
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**-780,789**	**100**	**-516,693**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-780,789	-100	-516,693	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**93,350,499**	**100**	**78,915,165**	**100**
32	INCOME TAX	93,350,499	100	78,915,165	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01, TO SEPTEMBER 30, OF 2003 AND 2002

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	**CONSOLIDATED NET INCOME**	**-8,133,682**		**-10,521,735**	
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	71,284,904		63,083,003	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**63,151,222**		**52,561,268**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-18,265,512		-3,029,222	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**44,885,710**		**49,532,046**	
6	CASH FLOW FROM EXTERNAL FINANCING	35,081,980		16,045,411	
7	CASH FLOW FROM INTERNAL FINANCING	-9,712,028		-2,152,789	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**25,369,952**		**13,892,622**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-56,794,154**		**-44,655,865**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	13,461,508		18,768,803	
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	43,876,446		14,441,864	
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	57,337,954		33,210,667	

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**71,284,904**		**63,083,003**	
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	29,700,785		23,032,961	
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	28,047,496		27,850,961	
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0		0	
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	7,073,610		5,995,182	
17	+(-) OTHER ITEMS	6,463,013		6,203,899	
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0		0	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-18,265,512**		**-3,029,222**	
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-7,608,420		-7,386,673	
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-893,093		-6,450,456	
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-2,870,798		-568,862	
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	-7,768,108		-7,439,063	
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	874,907		18,815,832	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**35,081,980**		**16,045,411**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	7,190,867		10,384,755	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	71,016,583		33,465,423	
25	+ DIVIDEND RECEIVED	0		0	
26	+ OTHER FINANCING	0		0	
27	(-) BANK FINANCING AMORTIZATION	-29,576,956		-23,204,126	
28	(-) STOCK MARKET AMORTIZATION	0		-2,867,580	
29	(-) OTHER FINANCING AMORTIZATION	-13,548,514		-1,733,061	
7	**CASH FLOW FROM INTERNAL FINANCING**	**-9,712,028**		**-2,152,789**	
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0		0	
31	(-) DIVIDENS PAID	-9,712,028		-2,152,789	
32	+ PREMIUM ON SALE OF SHARES	0		0	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0		0	

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STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-56,794,154**		**-44,655,865**	
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0		0	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-75,743,225		-8,522,447	
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	18,113,221		-37,300,542	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0		0	
38	+ SALE OF TANGIBLE FIXED ASSETS	0		0	
39	+(-) OTHER ITEMS	835,850		1,167,124	

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PETROLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
	YIELD				
1	NET INCOME TO NET SALES	-1.80	%	-3.04	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	-30.70	%	-23.05	%
3	NET INCOME TO TOTAL ASSETS (**)	-3.47	%	-4.40	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-31.85	%	-6.31	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00	%	0.00	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.73	times	0.68	times
7	NET SALES TO FIXED ASSETS (**)	1.11	times	0.95	times
8	INVENTORIES ROTATION (**)	6.49	times	5.36	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	18.00	days	19.00	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.32	%	4.42	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	88.70	%	80.91	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	7.85	times	4.24	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	49.99	%	49.74	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	60.79	%	50.60	%
15	OPERATING INCOME TO INTEREST PAID	19.46	times	15.40	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.82	times	0.84	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.36	times	1.38	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.12	times	1.08	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.20	times	0.21	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	53.53	%	42.12	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.94	%	15.17	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-4.03	%	-0.87	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.17	times	3.72	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	138.28	%	115.50	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-38.28	%	-15.50	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	133.36	%	19.08	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

MEXICAN STOCK EXCHANGE

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	$1.00
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	$0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	$0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	$.0 .00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	$0.00
8	CARRYNG VALUE PER SHARE		$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$	$0.00
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

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SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

MANAGEMENT ANALYSIS AND COMMENTS ON THE RESULTS OF OPERATIONS AND FINANCIAL SITUATION OF THE ENTITY

Management Analysis on the Results of Operations and Financial Situation of the Entity.

General Issues

For the period of January 1° to September 30 of 2003, the total sales were Ps. 453 billion, an increase of 31 percent in nominal pesos compared to the same period of 2002. Income before taxes and duties was Ps. 267.6 billion, an increase of 34 percent. The net loss in the 2003 period was Ps. 8.1 billion, compared to a net loss of Ps. 10.5 billion in the same period of the prior year.

Total hydrocarbons production was 4,632 thousand barrels oil equivalent per day (tboepd) during the first nine months of 2003, an increase of 4 percent from the same period of 2002. Crude oil production was 3,357 thousand barrels per day (tbpd), up 6 percent. Crude oil exports averaged 1,829 tbpd, an increase of 11 percent, at a weighted average price of US$ 24.73 per barrel[1]. Natural gas production was 4,476 million cubic feet per day (mmcfpd) and natural gas liquids production was 414 tbpd.

Operating items

Exploration and Production

Three of the seven blocks offered under the Multiple Service Contracts (MSC) mechanism were awarded in October: Reynosa-Monterrey, Cuervito and Misión. The total expected investment of these three contracts is US$ 3.7 billion.

The first three MSCs alone are expected to increase natural gas production in the Burgos Basin by an estimated 350 mmcfpd. By leveraging the efficiency of private contractors, these

[1] Source: PMI.

contracts are expected to provide Pemex with approximately US$ 700 million in savings over their lives.

Gas and Basic Petrochemicals

In order to increase north-south distribution capacity by approximately 1,000 mmcfpd, at the end of 2002 construction of two modular cryogenic plants in Reynosa and a new 36-inch pipeline were started.

Refining

In October, the bidding process for the reconfiguration of the Minatitlán refinery was started. This project is expected to require an estimated investment of US$ 1,350 million. The Minatitlán project's objectives are to double the processing of crude oil (from 186 to 350 tbpd), to double the processing of Maya crude (from 30 to 60 percent of the total), and to increase refined products yields.

Refined products production in the first nine months of 2003 was 1,577 tbpd, compared to 1,507 tbpd in the same period of 2002.

Petrochemicals

In order to increase efficiency and the mix of products produced, improvements were made to the Morelos and Cangrejera petrochemicals centers. In September, Cangrejera resumed production of paraxylene. Improvements at the Pajaritos petrochemical center are expected to be completed during 2004.

Total petrochemicals production increased by 3.5%, from 7,658 thousand tons (mtpy) in the first nine months of 2003 to 7,401 (mtpy) in the same period of 2002.

International Trading[2]

In the first nine months of 2003 crude oil exports were 1,829 tbpd. Crude oil exports were made up of 1,599 tbpd of heavy crude, 22 tbpd of light crude, and 208 tbpd of extra-light crude. The weighted average export price was US$ 24.73 per barrel, compared to US$ 20.88 per barrel in the first nine months of 2002. Refined products exports were 174 tbpd and petrochemicals exports were 582 (mtpy).

Natural gas imports in the first nine months of 2003 were 739 mmcfpd, compared to 571 mmcfpd in the same period of 2002. The volume of refined products imports in the first nine months of 2003 was 352 tbpd compared to 392 tbpd in the same period of 2002. Petrochemical products imports in the first nine months of 2003 were 454 (mtpy) and in the same period of 2002, 195 (mtpy).

Nine months 2003 financial results

Total sales

Pemex reported total sales of Ps. 453 billion for the first nine months of 2003, compared to Ps. 346.5 billion in the same period of 2002.

[2] Source: PMI.

Total domestic sales (including IEPS tax) were Ps. 281 billion compared to Ps. 227 billion in the same period of 2002. Sales of refined products in the domestic market were Ps. 164.9 billion, on a volume of 1,686 (mtpy). The IEPS tax collected on those sales was Ps. 67.8 billion. Natural gas sales were Ps. 39.1 billion, on a volume of 2,590 mmcfpd. Petrochemical sales were Ps. 8.8 billion, on a volume of 2,284 (mtpy). The 24 percent increase in domestic sales revenue reflects unit price increases as well as higher volumes.

In the first nine months of 2003 export sales were Ps. 172.4 billion, an increase of 45 percent from Ps. 119.3 billion in the first nine months of 2002. Export sales increased as a result of higher prices for the Mexican crude oil export mix, an increase in sales volumes, and the depreciation of the peso against the dollar.

Costs and operating expenses

Cost of sales, transportation and distribution expenses and administrative expenses increased 31 percent to Ps. 149.1 billion in the first nine months of 2003 from Ps. 113.8 billion in the same period of 2002.

The increase of Ps. 35.3 billion increase was due mainly to a Ps. 13.2 billion increase in product purchases -especially imported natural gas-, an increase in depreciation charges of Ps. 6.7 billion, and a negative effect in the inventory valuation of crude oil and refined products of Ps. 4.6 billion (which is accounted for as an increase in the cost of sales).

The cost of the reserve for retirement payments, pensions and indemnities was Ps. 28 billion in the 2003 period, essentially the same as in the period of 2002.

As a result, income before taxes, duties, interest and other expenses income was Ps. 275.8 billion in the first nine months of 2003, an increase of 35 percent compared to Ps. 204.8 billion in 2002.

EBITDA

EBITDA is defined as income before taxes, duties, interest and other expenses (i) minus the Special Tax on Production and Services (IEPS), (ii) plus depreciation and amortization and, (iii) plus the net amount of other revenues and expenses.

EBITDA was Ps. 238.9 billion in the first nine months of 2003, an increase of 65 percent in peso terms compared to Ps. 144.5 billion in the same period of 2002. Depreciation and amortization totaled Ps. 29.7 billion in the first nine months of 2003 compared to Ps. 23 billion in the same period of 2002.

The EBITDA margin (EBITDA / total sales without IEPS) increased to 62% from 56%.

Other revenues and expenses, net decreased 75 percent to Ps. 1.2 billion in the first nine months of 2003 from Ps.4.7 billion in the same period of 2002. This decrease was mainly due to foreign exchange fluctuations.

Net income

Net interest expense decreased 9 percent, to Ps. 9.5 billion in the first nine months of 2003 from Ps.10.4 billion in the same period of 2002. This decrease was mainly due to the favorable result in the financial derivatives instruments.

Income before taxes and duties was Ps. 267.6 billion in the first nine months of 2003, 34 percent higher than the Ps. 199.1 billion in the same period of 2002.

Taxes and duties (including IEPS) increased 32 percent, to Ps. 275.7 billion in the first nine months of 2003 from Ps. 209.6 billion in the same period of 2002, largely due to an increase in total sales. Pemex paid Ps. 12.9 billion in excess gains duties in the first nine months of 2003, which represents a 39.2% tax on crude oil export revenues above the Mexican Government's crude oil price budgetary assumption of US$ 18.35 per barrel, for the year of 2003. Pemex paid Ps. 9.1 billion in excess gains duties in the same period of 2002.

Pemex reported a net loss of Ps. 8.1 billion for the first nine months of 2003, compared with a loss of Ps.10.5 billion in the same period of 2002.

Financing activities

Total debt and debt indicators

At September 30, 2003, total consolidated debt including accrued interest was Ps. 371 billion. Total debt includes documented debt of Petróleos Mexicanos and the Pemex Project Funding Master Trust, notes payable to contractors, and sales of future accounts receivable.

Debt with a residual maturity of less than twelve months was Ps. 48 billion as of September 30, 2003, including Ps. 46 billion in documented debt and Ps. 2 billion in notes payable to contractors. As of September 2002, these amounts were Ps. 28.2 billion and Ps. 1.6 billion, respectively.

Long-term debt as of September 30, 2003 was Ps. 323 billion. This figure includes Ps. 264.6 billion in documented debt, Ps. 13.4 billion in notes payable to contractors and Ps. 44.9 billion in sales of future accounts receivable. As of September 30, 2002 these figures were Ps. 170.5 billion, Ps. 11.6 billion, and Ps. 44.7 billion, respectively.

The ratio of EBITDA to total interest cost was 16.9 as of September 2003 compared to 10.9 as of September 2002. Total debt/EBITDA was 1.6 as of September 2003, and was 1.8 as of September 2002.

Capital markets

The Pemex Project Funding Master Trust made the following issuances under its US$ 11 billion Medium Term Notes Program during the first nine months of 2003:

- GBP 250 million of 7.50% Notes due 2013
- US$ 750 million of 6.125% Notes due 2008
- US$ 500 million of 8.625% Bonds due 2022
- US$ 750 million of 7.375% Notes due 2014

Additionally, the Pemex Project Funding Master Trust made the following issuances:

- EUR 750 million of 6.625% Notes due 2010
- EUR 500 million of 6.25% Notes due 2013

In October, Pemex made its first placements under its Ps. 20 billion peso bond program through the Mexican Stock Exchange. The peso instruments, placed on October 24, included:

- Ps. 3,000 million of floating rate instruments due 2007
- Ps. 2,500 million of floating rate instruments due 2009
- Ps. 1,000 million of 8.38% instruments due 2010

Also in October, Pemex issued US$ 500 million of Floating Rate Notes due 2009.

2004 Financing Program

Pemex expects that its 2004 financing program for Pidiregas Projects (long-term productive infrastructure projects) will be approximately as follows:

- 30% International capital markets
- 25% Mexican capital markets
- 25% Export Credit Agencies
- 20% Commercial banks

Pemex is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex Exploración y Producción, Pemex Refinación, Pemex Gas y Petroquímica Básica and Pemex Petroquímica. The principal subsidiary company is PMI Comercio Internacional, its international trading arm.

Amounts in foreign currency are translated at the September 30, 2003 and September 30, 2002 exchange rates of Ps. 11.0133 and Ps. 10.2299 per U.S. dollar, respectively.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in Pemex most recent Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

EBITDA is a non-GAAP measure, which is calculated as described above. it is presented because Pemex believes that it is a widely accepted financial indicator of its ability to service or incur debt. EBITDA should not be considered as an indicator of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

MEXICAN STOCK EXCHANGE

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STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

SEPTEMBER 30, 2003 AND 2002

(Amounts expressed in thousands of pesos and thousands of U.S. dollars)

1. Basis of presentation

The interim consolidated financial statements of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies (collectively, "PEMEX"), as of September 30, 2003 and 2002 and for the nine-month periods ended September 30, 2003 and 2002, are unaudited. In the opinion of management, all adjustments (consisting principally of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included herein. The results of interim periods are not necessarily indicative of results for the entire year.

For the purposes of these interim unaudited consolidated financial statements, certain information and disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with PEMEX's consolidated audited financial statements and notes thereto for the years ended December 31, 2002, 2001 and 2000.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants, or "MIPA") and as to the recognition of inflation, in accordance with Financial Reporting Standard

("NIF") 06-BIS "A" Section A as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP")

In January 2003, the SHCP authorized to PEMEX to recognize the effects of inflation in accordance with NIF-06 BIS "A" Section C, beginning in the year 2003, which states that PEMEX has to adopt Bulletin B-10, "Recognition of the effects of inflation on financial information" ("Bulletin B-10"). PEMEX is currently evaluating the impact that the adoption of the Bulletin B-10 will have on its consolidated financial statements as of December 31, 2003.

3. Accounts, notes receivable and other

Accounts, notes receivable and other amounts are as follows:

	2003	2002
Trade-domestic	Ps.28,069,864	Ps.21,562,531
Trade-foreign	8,248,739	7,108,884
Pemex Finance, Ltd	7,990,716	7,421,984
Mexican Government advance payments on minimum guaranteed dividends	7,553,965	7,222,096
Other accounts receivable	13,260,450	10,022,834
Less: allowance for doubtful accounts	(2,143,014)	(1,082,228)
	Ps. 62,980,720	Ps.52,256,101

4. Inventories

At September 30, 2003 and 2002, inventories are as follows:

	2003	2002
Crude oil, refined products, derivatives and petrochemical products	Ps.21,684,149	Ps.20,349,388
Materials and supplies in stock	3,672,599	3,924,705
Materials and products in transit	1,662,410	1,430,354
Less: allowance for slow-moving inventory and obsolescence reserve	(1,721,096)	(2,031,277)
	Ps.25,298,062	Ps.23,673,170

5. Properties and equipment

At September 30, 2003 and 2002, the components of this caption, net of accumulated depreciation and amortization, are as follows:

	2003	2002
Land	Ps.36,768,081	Ps.35,755,627
Buildings	14,430,520	15,711,011
Wells and field assets	102,535,203	75,491,615
Plants, furnishings and equipment	223,135,685	195,753,906
Offshore platforms	32,993,122	22,703,130
	409,862,611	345,415,289
Fixed assets pending disposition	80,941	287,227
Construction spares	152,630	184,645
Construction in progress	121,203,781	102,356,466
Total	Ps.531,299,963	Ps.448,243,627

Depreciation and amortization expense recorded in operating expenses for the nine-month periods ended September 30, 2003 and 2002 was Ps.29,700,785 and Ps. 23,032,961, respectively, which include Ps. 982,433, and Ps. 862,772 respectively, related to dismantlement and abandonment costs. Accumulated depreciation and amortization at September 30, 2003 and 2002 was Ps. 439,463,639 and Ps. 409,788,363, respectively.

6. Debt

As of September 30, 2003, PEMEX had Ps. 38,590,419 in lines of credit bearing various interest rates. As of September 30, 2003, the unused portion of the lines of credit was Ps. 10,663,853.

During the nine-month period ended September 30, 2003, significant financing operations were as follows:

a. Petróleos Mexicanos obtained U.S. $115,983 (Ps. 1,277,355) for purchasing loans and project financing, granted by various export credit agencies. The project financing credits bear fixed interest from 3.32 % to 5.04 % and LIBOR plus 0.0625 % to 1.5 %. The purchasing loans and project financing are repayable from 2003 through 2010.

b. Petróleos Mexicanos obtained unsecured loans of U.S. $ 440,000 (Ps. 4,845,852) from domestic banks. The unsecured loans bear interest at LIBOR plus 0.55 % to 0.725 % and are repayable during 2003 and 2004.

c. Petróleos Mexicanos obtained loans from export credit agencies totaling U.S. $ 125,000 (Ps. 1,376,662). The loans are repayable during 2004 and bear interest at LIBOR plus 0.585 % to 0.65 %.

During the nine-month period ended September 30, 2003, the Master Trust undertook the following financing activities:

a. The Master Trust obtained U.S. $ 1,702,890 (Ps. 18,754,438) in project financing from several financial institutions to financing guarantee by export credit agencies. The project financing bears fixed interest at rates between 3.32 % and 6.64 % and variable rates of LIBOR plus 0.2% to 2.25%. The project financing is repayable between 2003 and 2014.

b. The Master Trust obtained commercial bank loans totaling U.S. $925,000 (Ps. 10,187,302) of which U.S. $625,000 bear interest at LIBOR plus 0.6% to 1.9 % and U.S. $300,000 bear to fixed interest rate from 5.44%. Also the Master Trust obtained commercial bank loans for Ps. 2,500,000. These loans bear to floating interest rate plus 0.2% to 0.4%.

c. On January 27, 2003, the Master Trust issued £250,000 (Ps. 4,568,042) bearing an interest rate of 7.50% Bonds due 2013. The Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

d. On February 6, 2003, the Master Trust issued U.S. $750,000 (Ps. 8,259,975) bearing an interest rate of 6.125% Bonds due 2008. The Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

e. On March 21, 2003, the Master Trust issued U.S. $500,000 (Ps. 5,506,650) bearing an interest rate of 8.625% Bonds due 2022. The Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

f. On April 4, 2003, the Master Trust issued €750,000 (Ps. 9,606,352) bearing an interest rate of 6.625% Bonds due 2010. The Bonds are guaranteed by PEMEX.

g. On June 4, 2003, the Master Trust issued U.S. $750,000 (Ps. 8,259,975) bearing an interest rate of 7.375% Bonds due 2014. The Bonds were issued under the Master Trust's Medium-Term Note program, Series A and are guaranteed by PEMEX.

h. On August 5, 2003, The Master Trust issued €500,000 (Ps. 6,404,235) bearing an interest rate 6.25% Bonds due 2013. The Bonds are guaranteed by PEMEX.

7. Comprehensive loss

Comprehensive loss for the nine-month periods ended September 30, 2003 and 2002 is analyzed as follows:

	2003	2002
Net loss for the period	(Ps. 8,133,682)	(Ps. 10,521,735)
Effect of restatement in the period – Net	1,401,655	2,987,601
Net increase in specific oil-field exploration and depletion reserve	7,226,484	7,018,777
Other equity movements (1)	72,379	352,246
Comprehensive loss for the period	Ps. 566,836	(Ps. 163,111)

(1) Represents primarily translation adjustments from non-Mexican subsidiaries.

8. Foreign Currency Position

PEMEX has the following assets and liabilities denominated in foreign currencies, which are stated in pesos at the exchange rate prevailing at September 30, 2003 and 2002:

	Amounts in foreign currency (Thousands)				
	Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
September 30, 2003:					
U.S. dollars	6,137,324	(28,269,913)	(22,132,589)	11.01330	(Ps. 243,752,842)
Japanese yen	-	(188,635,270)	(188,635,270)	0.09868	(18,614,528)
Pounds sterling	7,737	(375,279)	(367,542)	18.27217	(6,715,790)
Swiss Francs	-	(510)	(510)	8.33332	(4,250)
Dutch Guilders	-	-	-	-	-
Euros	1,841	(2,602,429)	(2,600,588)	12.80847	(Ps. 33,309,553)
Net-short position, before foreign-currency hedging					(Ps. 302,396,963)
September 30, 2002:					
U.S. dollars	3,627,254	(22,708,736)	(19.081.482)	10.22990	(Ps.195,201,653)
Japanese yen	-	(179,925,216)	(179,925,216)	0.08389	(15,093,926)
Pounds sterling	230	(127,945)	(127,715)	15.99649	(2,042,992)
Swiss Francs	-	(582)	(582)	6.94119	(4,040)
Dutch Guilders	-	-	-	-	-
Euros	2,003	(1,007,970)	(1,005,967)	10.07441	(10,134,524)
Net-short position, before foreign-currency hedging					(Ps.222,477,135)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favour of the dismissed personnel, would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrochemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

   PEMEX has recorded obligations for environmental remediation as of September 30, 2003 and 2002 of Ps. 2,068,322 and Ps. 2,243,474, respectively. These liabilities are included in the "Reserve for sundry creditors and others", in the Balance Sheet.

c. A trust agreement has been formed between Pemex-Gas and Basic Petrochemicals as beneficiary, Distribuidora de Gas de Querétaro, S. A. de C. V.; DGN de la Laguna Durango, S. de R. L. de C. V.; DGN de Chihuahua, S. de R. L. de C. V.; Repsol México, S. A. de C. V. (now Gas Natural de México, S. A. de C. V.); Gas Natural del Río Pánuco, S. de R. L. de C. V.; Tamaulipas, S. A. de C. V.; NATGASMEX, S. A. de C. V.; Consorcio Mexigas, S. A. de C. V.; Comercializadora Metrogas, S. A. de C. V. (formerly DIGANAMEX, S. A. de C. V.) and Distribuidora de Gas Natural de Jalisco, S. A. de C. V., as trustees, and the Banco Nacional de Obras y Servicios Públicos, S. N. C. (National Bank of Public Works and Services, S. N. C.) as trust administrator. Pursuant to this agreement, Pemex-Gas and Basic Petrochemicals is obligated to transfer the right to the use of assets associated with natural gas distribution from Pemex-Gas and Basic Petrochemicals to the trustees and, in return, the trustees are obligated to deposit in the trust a payment for the right of use of the transferred assets. This payment was approximately Ps. 233,920 and Ps. 332,797 at September 30, 2003 and 2002, respectively. The trust administrator is obligated to transfer the ownership of the assets to the trustees once the title and control of the assets has been formalized and properly accredited into the name of the trustees.

d. PEMEX, through its subsidiaries PMI and PMI-NASA, has executed several long-term purchase and sale contracts for Maya crude oil with various refineries. These contracts oblige the buyers to construct conversion units (coking/catalyst conversion units) that permit the optimization of yields from the refining process of Maya crude. PMI, in its role, principally has the obligation to assign Maya crude oil once the new investments have been completed.

The contracts which have been signed to date include:

(i) An agreement with Clark Refining and Marketing Inc. (now Port Arthur Coker Company), signed in March 1998 for delivery of crude oil to its refinery in Port Arthur, Texas, U.S.A. The contract is for approximately 158,000 barrels per day of Maya crude oil to be delivered for a period of seven years following project completion, which occurred in April 2001.

(ii) An agreement with Coastal Aruba Refining Company N.V., signed in July 1998, for delivery of crude oil to its refinery in Lagoweg, Aruba. The contract is for approximately 100,000 barrels per day of Maya crude oil to be delivered for a period of five years following project completion, which occurred in April 2000.

(iii) An agreement with Exxon Company U.S.A. and Exxon Trading Company International, signed in September 1998 for delivery of crude oil to its refinery in Baytown, Texas, U.S.A. The contract is for approximately 65,000 barrels per day of Maya crude oil to be delivered for a period of five years following project completion, which occurred in December 2001.

(iv) In May 1999, an agreement, signed with Pecten Trading Company, which is a trading subsidiary of Shell Oil Company and PMI-NASA to expand the refinery at Deer Park Refining Limited Partnership by increasing its total processing capacity from 280,000 barrels per day to 340,000 barrels per day; the project was completed in April 2001. The increased requirements for heavy crude are satisfied through an increase in the supply of Maya crude oil from PMI, which increased its existing agreements with Pecten and PMI-NASA from 140,000 barrels per day to 200,000 barrels per day, 50,000 barrels per day of the additional contractual quantity are contracted under terms similar to the other agreements mentioned in this section.

(v) An agreement with Marathon Ashland Supply LLC, signed in May 1999 to supply its Garyville, Louisiana, U.S.A. refinery with approximately 90,000 barrels per day, which by today has been increased to up to 100,000 barrels per day, of Maya crude oil for a period of five years following project completion, which occurred in December 2001.

(vi) An agreement with Valero Marketing & Supply Company and Valero Refining-Texas, L.P., signed in December 2001 to supply its Texas City, Texas, U.S.A. refinery with approximately 90,000 barrels per day of Maya crude oil for a period of five years following project completion, which is scheduled to occur on or before October, 2003. On November 2003, beginning a period of test with the ship of 18,000 barrels per day and the volume will be increased until to reach 90,000 barrels per day, which is considered will occur in January 2004.

(vii) An agreement with Chevron Products Company, signed in March 2002 to supply its Pascagoula, Mississippi, U.S.A. refinery with approximately 130,000 barrels per day of Maya crude oil for a period of five years following project completion, which occurred in April 2003.

e. At December 31, 2002, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of Ps. 17,523,211. Management estimates that as of September 30, 2003 such amount has not significantly changed. Related to those contingencies for which management believes that the outcome will be unfavourable.

f. PEMEX presently faces claims in courts, filed by service providers for damages amounting to U.S. $ 497,300 (Ps. 5,476,914). These legal proceedings have recently begun and PEMEX believes that to date it is not necessary to create any provision.

g. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 873,090). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 50,397). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 54,505) for unsatisfactory work. At the present time, documentary evidence is now in the process of being presented to the court.

h. PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At September 30, 2003 and 2002, the value of the nitrogen to be supplied during the term of the contract is approximately Ps. 21,593,425 and Ps. 22,673,077, respectively. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with said contract.

i. PEMEX sold 13,679,704 shares of Repsol and simultaneously contracted an equity swap on such shares with an international financial institution. The agreement contains a mandatory re-purchase clause for the shares. The repurchase commitment is for U.S. $292,000.

j. The Comisión Federal de Competencia ("Federal Competition Commission") handed down a resolution against PEMEX for presumed monopolistic policies relative to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- The payment of a fine in the amount of Ps. 8,528;

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;

- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and

- Report the resolution handed down by the Federal Competition Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favourably in the first instance, because it was challenged through an appeal for review. A ruling thereon has not been handed down yet. A ruling by the appeals court has not been handed down on the other appeal.

k. At September 30, 2003, PEMEX has entered into contracts with various contractors for an approximate amount of Ps. 46,800,433. These contracts are for the development of PIDIREGAS and, therefore, subject to standards required in NIF-09-A.

l. In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavourable decision is probable and the amount is reasonable estimable. PEMEX does not believe a materially unfavourable outcome is probable for any known or pending lawsuits or threatened litigation for which PEMEX has not made accruals.

PEMEX was named the defendant in a lawsuit filed by Conproca in relation to the Contrato de Obra Pública Financiada (Financed Public Construction Contract) and the Contrato de Obra Pública a Precios Unitarios (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS, due to the non-fulfilment of the terms agreed by the involved parties. In response to the lawsuit, PEMEX appeared before the International Arbitration Court of the International Chamber of Commerce located in Paris, France, on September 14, 2001.

As a result of the lawsuit above, PEMEX was required to pay U.S. $497,400 for the alleged non-fulfilment of diverse contracts and agreements between Conproca and PEMEX. The amount awarded Conproca is for additional contract work, indemnities and additional expenses incurred and not refunded by PEMEX. Subsequently, PEMEX filed a counterclaim against Conproca in relation to the non-fulfilment of contracts and agreements in the Cadereyta Project. The amount of the counterclaim is U.S. $919,200.

10. Business segment information

PEMEX's primary business is the exploration for and production of crude oil and natural gas and the refining and marketing of petroleum products. Main data by business segment without considering eliminations for the consolidated financial statements are as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary companies
For the nine-month period ended September 30, 2003					
Net sales:					
- Trade	Ps.131,195,750	Ps.213,115,690	Ps.72,543,809	Ps.8,483,325	Ps.27,670,988
- Intersegment	179,414,705	9,800,665	31,947,300	3,437,483	197,544,281
Operating income	229,519,958	49,630,982	2,152,239	(7,217,933)	274,024
Net loss	20,866,532	(27,543,105)	6,464,234	(8,265,223)	1,962
Total assets	592,385,272	219,491,843	81,882,719	33,829,361	454,363,842
For the nine-month period ended September 30, 2002					
Net sales:					
- Trade	Ps. 90,753,498	Ps. 187,920,139	Ps. 42,677,787	Ps.5,778,397	Ps.19,320,288
- Intersegment	107,210,053	5,315,908	13,770,592	1,911,652	137,904,794
Operating income	133,856,743	70,393,960	2,662,219	(5,912,990)	4,907,616
Net loss	17,300,993	(22,183,853)	1,909,985	(6,542,306)	(628,241)
Total assets	383,019,328	173,727,979	59,894,764	26,589,054	370,748,410

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

RELATIONS OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	97,581
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	77,093
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	22,142
P.M.I. Holdings B.V.	Holding	40	100.00	79	232
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	11,391
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	826
P.M.I. Marine Ltd.	Trader of crude oil	1	100.00	17,197	17,509
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	289,548
Total Investments in Subsidiaries				**133,774**	**516,322**
AFFILIATES					
Mexpetrol, S.A. de C.V.	Oil & gas company	1,530	32.54	1,839	1,839
Repsol YPF	Oil & gas company	18,557,219	1.56	3,949,146	5,260,070
Deer Park Refining Limited	Refining company	1	0.00	0	3,178,408
Servicios Aèreos Especializados, S.A. de C.V.	Air transportation	142,094,762	49.00	142,095	142,095
Mexicana de Lubricantes, S.A. de C.V. (Mexlub), includes allowance for securities fluctuation	Lubricants trader	17,879,421	46.80	178,796	123,173
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	581,272
CH4 Energia, S.A. de C.V.	Gas trader	2,333	50.00	2,398	3,973
I.I.I., S.A	Real Estate	62,165,678	100.00	62,167	62,167
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	8,152,200	60.00	8,152	-15,297
Pan American Suphur Company, Ltd.	Liquid sulphuric storage and distribution	10,000	99.87	5,271	6,180
Pasco International, Limited	holding	10,000	100.00	31	564
Pasco Terminals	Liquid sulphuric storage and distribution	1,000	100.00	47,325	12,042
Terrenos para Industrias, S.A.	Real Estate	500	100.00	3,505	-362,943
Otras inversiones		1	0.00	1	39,382
OTHER AFFILIATES (4) (N° OF ASSOC.)		1	0.00	0	0
Total Inverstments in Affiliates				4,794,305	**9,063,519**
OTHER PERMANENT INVESTMENTS					**1,423,888**
T O T A L					**11,003,729**

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

					Amortization of Credits In Foreign Currency with National Entities (Thousands of Pesos)						Amortization of Credits In Foreign Currency with Foreign Entities (Thousands of Pesos)					
CREDIT	Amortization	Interest	Denominated In Pesos		Time Interval						Time Interval					
TYPE /	Date	Rate	Up to One Year	More than a Year	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
INSTITUTION					Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years or more
BANK LOANS (3)																
FOREIGN TRADE																
NACIONAL FINANCIERA,S.N.C. (6) (11)		5.44	4,500,000	2,250,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA-MEXICO,S.A.(BBV) (6) (11)		5.25	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE,S.A.GRUPO FIN. BANORTE (6) (11)		5.39	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (6) (11)		5.15	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)		5.55	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (8) (10)		2.49	0	0	2,202,660	2,202,660	3,303,990	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8) (10)		2.19	0	0	2,753,325	110,133	110,133	2,863,458	110,133	660,798	0	0	0	0	0	0
BANOBRAS (1) (8)		1.73	0	0	696	2,229	2,228	1,485	0	0	0	0	0	0	0	0
BANOBRAS (1) (8) (10)		1.93	0	0	174,459	557,302	557,440	371,673	0	0	0	0	0	0	0	0
BANCA SERFIN S.A. (1) (8) (10)		2.24	0	0		2,202,660	1,101,330	1,101,330	1,101,330	1,101,330	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC - (1) (7)		5.44	0	0	0	220,266	330,399	220,266	220,266	2,312,793	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL LOS ANGELES (1) (8)		1.99	0	0	0	1,651,995	0	0	0	0	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (1) (7)		5.88	0	0	0	0	0	0	0	1,101,330	0	0	0	0	0	0
BANCO ESPAÑOL DE CREDITO,S.A. (1) (8)		2.33	0	0	0	0	0	0	0	0	550,665	0	0	0	0	0
BANK OF AMERICA (4) (8)		1.06	0	0	0	0	0	0	0	0	445	1,426	1,426	950	0	0
BANK OF AMERICA (1) (8)		1.86	0	0	0	0	0	0	0	0	1,336	4,230	4,237	2,827	0	0
BANK OF AMERICA (1) (8)		2.00	0	0	0	0	0	0	0	0	194,572	613,296	614,821	410,389	0	0
BANK OF AMERICA (2) (8)		3.00	0	0	0	0	0	0	0	0	2,763	8,820	8,823	5,883	0	0
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID (1) (8)		1.80	0	0	0	0	0	0	0	0	550,665	0	0	0	0	0
CITIBANK N.A. (1) (8) (10)		1.89	0	0	0	0	0	0	0	0	1,835,550	0	3,671,100	2,753,325	2,753,325	0
GOBIERNO FEDERAL DERIVACION DE FONDOS (1) (8) (10)		1.98	0	0	0	0	0	0	0	0	712,774	2,192,529	1,835,935	767,005	0	0
GOBIERNO FEDERAL DERIVACION DE FONDOS (2) (8) (10)		2.96	0	0	0	0	0	0	0	0	5,484	16,830	14,504	6,528	0	0
THE CHASE MANHATTAN BANK NA (1) (8) (10)		2.22	0	0	0	0	0	0	0	0	2,202,660	0	4,680,653	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8) (10)		2.16	0	0	0	0	0	0	0	0	0	660,798	3,414,123	660,798	660,798	0
BAYERISCHE LANDESBANK GIROZENTRALE (1) (8)		1.83	0	0	0	0	0	0	0	0	0	550,665	0	0	0	0
CREDIT AGRICOLE INDOSUEZ NEW YORK BRANCH (1) (8)		2.04	0	0	0	0	0	0	0	0	0	550,665	0	0	0	0
SANPAOLO IMI BANK N.Y. (1) (8)		1.61	0	0	0	0	0	0	0	0	0	275,333	0	0	0	0
THE BANK OF NEW YORK (1) (8)		1.99	0	0	0	0	0	0	0	0	0	440,532	0	0	0	0
WESTLB AG,LONDON BRANCH (1) (8) (10)		1.93	0	0	0	0	0	0	0	0	0	0	110,133	165,200	0	0
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7) (10)		8.00	0	0	0	0	0	0	0	0	0	80,244	105,224	121,585	225,164	1,000,171
GENERAL FOODS CREDIT INVESTORS (1) (7) (10)		8.22	0	0	0	0	0	0	0	0	0	479,379	0	0	0	0
NYNEX CREDIT COMPANY (1) (7) (10)		8.33	0	0	0	0	0	0	0	0	0	24,282	48,565	24,282	24,282	48,701
PHILIP MORRIS CAPITAL CORP. (1) (7) (10)		8.12	0	0	0	0	0	0	0	0	0	47,386	65,357	143,833	169,620	193,151
INTERESES DEVENGADOS NO PAGADOS			12,509	0	167,747	0	0	0	0	0	182,878	0	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

					Amortization of Credits in Foreign Currency with National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousands of Pesos)					
CREDIT	Amortization	Interest	Denominated in Pesos		Time Interval						Time Interval					
TYPE /	Date	Rate	Up to One Year	More than a Year	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
INSTITUTION					Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years or more
CONPROCA			0	0	1,090,755	756,522	2,548,236	1,882,197	2,043,623	5,934,453	0	0	0	0	0	0
FSO			0	0	66,365	92,874	129,729	251,439	237,402	414,839	0	0	0	0	0	0
PEMEX FINANCE			0	0	0	0	0	0	0	0	0	0	0	0	0	42,437,125
PEMEX FINANCE			0	0	0	0	0	0	0	0	0	0	0	0	0	2,477,993
GUARANTEED BANK LOANS *																
NACIONAL FINANCIERA,S.N.C. (3) (7) (10)		3.42	0	0	277,707	277,707	833,122	555,414	555,414	3,019,123	0	0	0	0	0	0
A/S EXPORTFINANS (1) (7) (10)		5.24	0	0	0	0	0	0	0	0	49,093	139,825	271,932	210,290	207,132	244,634
ABN AMRO BANK,N.V. (1) (7) (10)		6.86	0	0	0	0	0	0	0	0	0	449,477	485,638	485,638	485,638	1,503,382
ABN AMRO BANK,N.V. (1) (8) (10)		1.26	0	0	0	0	0	0	0	0	523,434	789,299	1,868,987	1,329,143	1,329,143	5,631,932
BANCO SANTANDER CENTRAL HISPANO (1) (8) (10)		2.16	0	0	0	0	0	0	0	0	9,628	258,312	277,569	197,214	135,781	34,125
BARCLAYS BANK,P.L.C. (1) (8) (10)		1.16	0	0	0	0	0	0	0	0	211,092	245,768	728,151	491,536	491.536	2,252,832
DRESDNER BANK AG (1) (8)		2.19	0	0	0	0	0	0	0	0	131,711	131,711	395,133	263,422	263,422	1,166,825
EXPORT DEVELOPMENT CANADA (1) (8) (10)		1.60	0	0	0	0	0	0	0	0	130.720	232,161	458,957	318,842	315.943	1,055,294
EXPORT DEVELOPMENT CANADA (1) (7) (10)		6.71	0	0	0	0	0	0	0	0	9,720	7,772	19,842	4,546	0	0
HSBC INVESTMENT BANK,PLC (1) (7) (10)		5.98	0	0	0	0	0	0	0	0	20,646	70,563	111,855	91,209	88,557	241,859
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8) (10)		2.18	0	0	0	0	0	0	0	0	86,227	141,723	315,732	228,728	228,728	1,006,178
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7) (10)		6.84	0	0	0	0	0	0	0	0	22,169	16,099	35,995	19,967	0	0
MEDIOCREDITO CENTRALE S.P.A. (1) (8)		1.94	0	0	0	0	0	0	0	0	26,061	26,061	78,182	52.121	52,121	234,545
MIDLAND BANK P.L.C. LONDRES (1) (7) (10)		6.10	0	0	0	0	0	0	0	0	27,059	80,472	97,803	51,213	23,264	0
MIDLAND BANK P.L.C. LONDRES (1) (8) (10)		1.67	0	0	0	0	0	0	0	0	0	0	19,607	13,072	13,072	84,965
NATEXIS BANQUE (2) (7)		2.00	0	0	0	0	0	0	0	0	339	339	1,017	678	678	4,473
SOCIETE GENERALE (1) (8) (10)		1.36	0	0	0	0	0	0	0	0	108,725	562,594	606,371	448,645	253,196	144,269
STANDARD CHARTERED BANK (1) (8) (10)		1.14	0	0	0	0	0	0	0	0	48,293	113,449	237,659	158,439	158,439	854,048
BNP PARIBAS (1) (8) (10)		1.22	0	0	0	0	0	0	0	0	0	71,102	142,204	142,204	142,204	924,324
CHASE MANHATTAN BANK,N.A. (1) (8) (10)		1.46	0	0	0	0	0	0	0	0	0	68,122	68,122	68,122	68,122	286,143
DEUTSCHE BANK (1) (8) (10)		1.53	0	0	0	0	0	0	0	0	0	14,633	33,963	24,298	24,298	128,398
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)		1.83	0	0	0	0	0	0	0	0	0	244,740	489,480	489,480	489,480	2,692,140
THE EXPORT-IMPORT BANK OF JAPAN (3) (7) (10)		2.97	0	0	0	0	0	0	0	0	32,180	32,180	96,541	64,361	64,361	225,238
THE EXPORT-IMPORT BANK OF KOREA (1) (7)		6.64	0	0	0	0	0	0	0	0	110,133	110.133	330,399	220,266	220,266	991,197
THE INDUSTRIAL BANK OF JAPAN,LIMITED (1) (8)		1.74	0	0	0	0	0	0	0	0	26,564	26,564	79,692	26,410	0	0
THE INDUSTRIAL BANK OF JAPAN,LIMITED (3) (7) (10)		2.00	0	0	0	0	0	0	0	0	689,141	689,141	2,067,424	1,378,283	1,378,283	3,449,466
INTERESES DEVENGADOS NO PAGADOS			0	0	63,559	0	0	0	0	0	329,496	0	0	0	0	0
Total of Guaranteed Bank Loans			**4,512,509**	**7,250,000**	**6,797,273**	**8,074,348**	**8,916,607**	**7,247,262**	**4,268,168**	**14,544,666**	**8,832,223**	**10,468,655**	**23,893,156**	**11,840,732**	**10,266,853**	**69,313,408**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT	Amortization	Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousands of Pesos)					
					Time Interval						Time Interval					
TYPE /	Date	Rate	Up to One Year	More than a Year	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
INSTITUTION					Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years or more
STOCK EXCHANGE (3) **																
PRIVATE PLACEMENTS																
GUARANTEED																
BANKERS TRUST CO. (1) (7)		6.50	0	0	0	0	0	0	0	0	0	0	6,607,980	0	0	0
BANKERS TRUST CO. (1) (7)		7.88	0	0	0	0	0	0	0	0	0	0	0	0	0	11,013,300
BANKERS TRUST CO. (1) (7)		8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	8,259,975
BANKERS TRUST CO. (1) (7)		8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	11,013,300
BANKERS TRUST CO. (1) (7)		9.38	0	0	0	0	0	0	0	0	0	0	0	0	0	6,588,597
BANKERS TRUST CO. (1) (7)		9.50	0	0	0	0	0	0	0	0	0	0	0	5,506,650	0	0
BARCLAYS BANK,P.L.C. (5) (7)		9.00	0	0	0	0	0	0	0	0	1,370,413	0	0	0	0	0
CITIBANK N.A. (2) (8)		2.13	0	0	0	0	0	0	0	0	0	2,315,258	0	0	0	0
CITIBANK N.A. (2) (7)		7.38	0	0	0	0	0	0	0	0	0	0	0	0	4,961,267	0
DEUTSCHE BANK (1) (7)		6.13	0	0	0	0	0	0	0	0	0	0	0	0	0	8,259,975
DEUTSCHE BANK (1) (7)		7.38	0	0	0	0	0	0	0	0	0	0	0	0	0	19,273,275
DEUTSCHE BANK (1) (7)		8.50	0	0	0	0	0	0	0	0	0	0	0	0	0	11,013,300
DEUTSCHE BANK (1) (7)		9.13	0	0	0	0	0	0	0	0	0	0	0	0	0	11,013,300
DEUTSCHE BANK (1) (8)		2.61	0	0	0	0	0	0	0	0	0	0	5,506,650	0	0	0
DEUTSCHE BANK (2) (7)		7.75	0	0	0	0	0	0	0	0	0	0	0	0	6,404,235	0
DEUTSCHE BANK (2) (7)		8.00	0	0	0	0	0	0	0	0	2,241,482	0	0	0	0	0
DEUTSCHE BANK (2) (9)		7.59	0	0	0	0	0	0	0	0	0	0	0	0	0	1,323,005
DEUTSCHE BANK (5) (7)		7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	4,568,042
DEUTSCHE BANK (3) (7)		3.50	0	0	0	0	0	0	0	0	0	0	0	0	0	2,960,400
DEUTSCHE BANK (1) (7)		8.85	0	0	0	0	0	0	0	0	0	0	0	0	6,607,980	0
DEUTSCHE BANK (1) (7)		9.50	0	0	0	0	0	0	0	0	0	0	0	0	0	4,405,320
J.P. MORGAN CHASE (1) (7)		8.38	0	0	0	0	0	0	0	0	0	0	3,854,655	0	0	0
J.P. MORGAN CHASE (1) (7)		9.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,854,655
J.P. MORGAN CHASE (2) (7)		6.25	0	0	0	0	0	0	0	0	0	0	0	0	0	6,404,235
J.P. MORGAN CHASE (2) (7)		6.63	0	0	0	0	0	0	0	0	0	0	0	0	0	9,606,352
LLOYDS TSB (5) (7)		14.50	0	0	0	0	0	0	0	0	0	0	0	913,608	0	0
DEUTSCHE BANK (1) (7)		8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	2,753,325
CITIBANK N.A. (1) (7)		9.00	0	0	0	0	0	0	0	0	0	0	0	0	2,753,325	0
INTERESES DEVENGADOS NO PAGADOS			0	0	0	0	0	0	0	0	3,427,702	0	0	0	0	0
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			0	0	0	0	0	0	0	0	7,039,597	2,315,258	15,969,285	6,420,258	20,726,807	122,310,356

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

					Amortization of Credits in Foreign Currency with National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousands of Pesos)					
CREDIT	Amortization	Interest	Denominated in Pesos		Time Interval						Time Interval					
TYPE /	Date	Rate	Up to One Year	More than a Year	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
INSTITUTION					Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years or more
SUPPLIERS																
SUPPLIERS			21,502,514	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OF SUPPLIERS			21,502,514	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIABILITIES			8,309,908													
TOTAL OF SUPPLIERS			8,309,908													
TOTAL GENERAL			34,324,931	7,250,000	6,797,273	8,074,348	8,916,607	7,247,262	4,268,168	14,544,666	15,871,820	12,783,913	39,862,441	18,260,990	30,993,660	191,623,764

** PAYING AGENTS

* GUARANTY GIVEN BY CREDIT AGENCIES TO EXPORTS

NOTES:

CURRENCY	ACCOUNTING EXCHANGE RATE	AMOUNT
(1) Dollar	11.01330	296,238,734
(2) Euros	12.80847	33,332,992
(3) Yen from Japan	0.09868	18,645,493
(4) Swiss Franc	8.33332	4,247
(5) Sterling Pound	18.27217	6,852,064
(6) Pesos		41,562,422

RATE TYPE

(7) Fix Rate
(8) Libor Rate
(9) Floating Rate
(10) Weighted average rate
(11) TIIE Rate

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	6,137,324	67,592,190	479,752	5,283,648	72,875,838
LIABILITIES POSITION	28,269,913	311,345,028	5,339,824	58,809,079	370,154,107
SHORT TERM LIABILITIES POSITION	3,788,845	41,727,689	720,920	7,939,711	49,667,400
LONG TERM LIABILITIES POSITION	24,481,068	269,617,339	4,618,904	50,869,368	320,486,707
NET BALANCE	-22,132,589	-243,752,838	-4,860,072	-53,525,431	-297,278,269

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing **NOT APPLICABLE**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION
JANUARY	0	0	0	0
FEBRUARY	0	0	0	0
MARCH	0	0	0	0
APRIL	0	0	0	0
MAY	0	0	0	0
JUNE	0	0	0	0
JULY	0	0	0	0
AUGUST	0	0	0	0
SEPTEMBER	0	0	0	0
OCTOBER	0	0	0	0
NOVEMBER	0	0	0	0
DECEMBER	0	0	0	0
ACTUALIZATION :	0	0	0	0
CAPITALIZATION :	0	0	0	0
FOREIGN CORP. :	0	0	0	0
OTHER	0	0	0	0
TOTAL				

OBSERVATIONS

NOT APPLICABLE

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/0R SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP			
Crude oil production (tbpd)		3,506	96
Gas Production (mmcfpd)		4,613	97
REFINING			
Atmospheric destillation capacity (tbpd)		1,540	83
Cadereyta		275	76
Madero		190	78
Minatitlán		185	96
Salamanca		245	66
Salina Cruz		330	92
Tula		315	90
Storage and Distribution Facilities (tbpd)		13,056	100
GAS AND BASIC PETROCHEMICALS			
Sweetening Gas plant (mmcfpd)		4,503	75
Cactus		1,960	79
Nuevo Pemex		880	79
Ciudad Pemex		1,290	71
Matapionche		109	74
Poza Rica		230	44
Arenque		34	97
PETROCHEMICALS			
Production Capacity (tt)		11,561	47
Camargo (in desincorporation process)		333	0
Cangrejera		2,427	77
Cosoleacaque		4,998	22
Escolín		337	8
Independencia		268	76
Morelos		2,107	76
Pajaritos		1,021	61
Tula		71	77
Distribution Facilities			
Petrochemicals (tt) Note 1		240,000	26

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- The percentage that is used of the Petrochemicals Distribution Facilities is not available.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

	TOTAL PRODUCTION		NET SELLS		% OF	MAIN	
MAIN PRODUCTS					MARKET		
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE	TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
FUEL OIL	413		373	23,425,302			
DIESEL	303		292	32,932,170	100.00	Pemex Magna	DISTRIBUTORS
L.P. GAS	245		320	26,831,184	100.00	Pemex Premium	DISTRIBUTORS
MAGNA SIN GASOLINE	404		495	59,554,477			
PREMIUM GASOLINE	38		98	13,289,519	100.00	Pemex Diesel	DISTRIBUTORS
JET FUEL	61		55	5,367,968			
OTHER REFINED PRODUCTS				3,486,932			
PETROCHEMICAL PRODUCTS:							
PROPYLENES	31		19	599,950			
ACRYLONITRILE	56		52	446,542			
AMMONIA	365		382	968,408			
STYRENE	95		97	688,118			
ETHYLENE OXIDE	233		163	1,020,200			
POLYETHYLENES	324		274	2,390,065			
TOLUENE	176		80	354,114			
OTHER PETROCHEMICAL PRODUCTS				1,804,815			
VYNIL CHLORIDE	113		108	515,121			
DRY GAS	3,019			39,122,861			
IEPS				67,797,096			
T O T A L				**80,594,842**			

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

DOMESTIC SELLS

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL			1,829	131,195,750	U.S.A & CAN	NOT APPLICABLE	SEVERAL
REFINED PRODUCTS			174	12,501,494			
PETROCHEMICAL PRODUCTS			582	1,046,489			
MARGINAL EFFECT							
SALES TO SUBSIDIARY COMPANIES				27,670,987			
TOTAL				**72,414,720**			

OBSERVATIONS:

DESTINY OF THE FOREIGN SALES: THE MAJORITY OF THE SALES ARE MADE TO THE UNITED STATES AND CANADA, AND TO A LESSER DEGREE TO EUROPE, CENTRAL AND SOUTH AMERICA, AS WELL AS TO THE FAR EAST.
THE AMOUNTS ARE GIVEN IN THOUSANDS OF PESOS AND THE VOLUMES ARE GIVEN IN THOUSANDS OF BARRELS PER DAY, EXCEPT IN THE CASE OF THE PETROCHEMICAL PRODUCTS, WHICH ARE MEASURED IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION

OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS

ANNEX 14

CONSOLIDATED

Final printing

Basis of translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, *Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations*, issued by the MIPA, as follows:

BALANCE SHEET: All balance sheet amounts, were translated at the prevailing exchange rate at period-end. STATEMENT OF RESULTS: The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result by translation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK	
SERIAL	VALUE	CUPON	FIXED	VARIABLE		PUBLIC	(Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0			0	0	10,222,463
TOTAL			**0**	**0**	**0**	**0**	**0**	10,222,463

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

		NUMBER OF	**MARKET VALUE OF THE SHARE**					
	SERIAL	**SHARES**	**AT REPURCHASE**		**AT QUARTER**			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION BY THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETROLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	57222500
FAX:	55458870
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	LIC. JORGE ESTRELLA CASTILLO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	55316379
FAX:	52544534
E-MAIL:	jestrella@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FELIPE CALDERON HINOJA
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felipech@energia.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. RAUL MUÑOZ LEOS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	52 50 10 55
FAX:	56-25-43-85
E-MAIL:	rmunozleos@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSE SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	57 26 13 86
FAX:	55 45 52 47
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNANDEZ DELGADO
ADDRES:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	55 31 73 82
FAX:	55 45 88 70
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA

POSITION:	ASSOCIATE MANAGING DIRECTOR OF LEGAL CONSULTANCY AND PREVENTION AND DEPUTY GENERAL COUNSEL
NAME:	LIC. J. ALFONSO ITURBIDE GUERRA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	52 03 48 09
FAX:	57 22 25 00 ext. 24809
E-MAIL:	aiturbide@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. JOSE RAFAEL ROBLES DIAZ
ADDRESS:	AV. JAVIER BARROS SIERRA 515 1ER PISO
	LOMAS DE SANTA FE
ZIP:	1219
CITY:	MEXICO, D.F.
TELEPHONE:	52 70 12 52
FAX:	52 70 12 79
E-MAIL:	jrobles@banobras.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	52 54 33 35
FAX:	52 54 46 79
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CORPORATE FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVIN BALCELLS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	55 31 60 05

FAX:	52 54 48 83
E-MAIL:	elevin@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DIAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	57 22 2500
FAX:	55 45 24 19
E-MAIL:	ediaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	ADVISOR COORDINATOR OF THE CORPORATE FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVIN BALCELLS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	55 31 60 05
FAX:	52 54 48 83
E-MAIL:	elevin@dcf.pemex.com

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNANDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DIAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, NOVEMBER 5, 2003

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2003

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date:

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.